[TAYLOR DEVICES, INC. LETTERHEAD]

April 3, 2009

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Taylor Devices, Inc.
                Form 10-KSB for Fiscal Year Ended May 31, 2008
                Filed August 21, 2008
                Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and November 30, 2008
                File No. 0-3498

Dear Mr. O'Brien:

The following is our response to the comment letter we received from you, dated March 23, 2009 regarding the above referenced matter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Item 6.   Management's Discussion and Analysis or Plan of Operation, page 12

Comment

  We note the disclosures you intend to include in future filings in response to comment 1 in our letter dated February 17, 2009.  It is unclear how the disclosures you have provided for your four identified critical estimates adequately explains to investors the uncertainties involved in your application of your stated accounting policy.  Specifically for each critical estimate, your disclosures should address the following, as applicable:
  The factors considered in arriving at your estimate;
  The accuracy of your historical estimates/assumption;
  The amount by which the estimate/assumption has changed in the past; and
  The amount by which it is reasonably likely your estimate/assumption could change in the future.

                Refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

Response

The Company intends to disclose the following in future filings within Management's Discussion and Analysis: (For your convenience, black-lined text highlights changes from response dated March 13, 2009.)

Critical Accounting Policies:

The Company's consolidated financial statements and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles.  The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported.  These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1 and elsewhere in the accompanying consolidated financial statements. As discussed below, our financial position or results of operations may be materially affected when reported under different conditions or when using different assumptions in the application of such policies.  In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.  Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company's financial statements.

Accounts Receivable:

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows.  Accounts receivable are stated at an amount management expects to collect from outstanding balances.  Management provides for probable uncollectible accounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts after considering the age of each receivable and communications with the customers involved.  Balances that are collected, for which a credit to a valuation allowance had previously been recorded, result in a current-period reversal of the earlier transaction charging earnings and crediting a valuation allowance.   Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable in the current period.  Historically, Management's estimates have been conservative, thus increasing the valuation allowance while collection efforts continue.  The actual amount of accounts written off over the four year period ended May 31, 2008 equaled only 0.1% of sales for that period.  While subsequent collection of amounts previously reserved has resulted in a reduction of the valuation allowance, the amounts have not been material.  The balance of the valuation allowance decreased by $79,000 since May 31, 2007 to the current level of $72,000.  Management does not expect the valuation allowance to materially change in the future for the current account receivable balance.

Inventory:

Inventory is stated at the lower of average cost or market. Average cost approximates first-in, first-out cost.

Maintenance and other inventory represent stock that is estimated to have a product life-cycle in excess of twelve-months.  This stock represents certain items the Company is required to maintain for service of products sold, and items that are generally subject to spontaneous ordering.

This inventory is particularly sensitive to technical obsolescence in the near term due to its use in industries characterized by the continuous introduction of new product lines, rapid technological advances and product obsolescence.  Therefore, management of the Company has recorded an allowance for potential inventory obsolescence.  Based on certain assumptions and judgments made from the information available at that time, we determine the amount in the inventory allowance.  If these estimates and related assumptions or the market changes, we may be required to record additional reserves.  Historically, actual results have not varied materially from the Company's estimates.

The provision for potential inventory obsolescence was $180,000 and $165,000 for the years ended May 31, 2008 and 2007.

Revenue Recognition:

Sales are recognized when units are delivered or services are performed.  Sales under fixed-price contracts are recorded as deliveries are made at the contract sales price of the units delivered.  Sales under certain fixed-price contracts requiring substantial performance over several periods prior to commencement of deliveries, are accounted for under the percentage-of-completion method of accounting whereby revenues are recognized based on estimates of completion prepared on a ratio of cost to total estimated cost basis.  Costs include all material and direct and indirect charges related to specific contracts.  Other expenses are charged to operations as incurred.  Total estimated costs for each of the contracts are estimated based on a combination of historical costs of manufacturing similar products and estimates or quotes from vendors for supplying parts or services towards the completion of the manufacturing process.  Adjustments to cost and profit estimates are made periodically due to changes in job performance, job conditions and estimated profitability, including those arising from final contract settlements.  These changes may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  Any losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined.  If total costs calculated upon completion of the manufacturing process in the current period for a contract are more than the estimated total costs at completion used to calculate revenue in a prior period, then the revenue and profits in the current period will be lower than if the estimated costs used in the prior period calculation were equal to the actual total costs upon completion.  Historically, actual results have not varied materially from the Company's estimates.

For financial statement presentation purposes, the Company nets progress billings against the total costs incurred on uncompleted contracts.  The asset, "costs and estimated earnings in excess of billings," represents revenues recognized in excess of amounts billed.  The liability, "billings in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

Income Taxes:

The provision for income taxes provides for the tax effects of transactions reported in the financial statements regardless of when such taxes are payable.  Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement basis of assets and liabilities.  The deferred tax assets relate principally to asset valuation allowances such as inventory obsolescence reserves and bad debt reserves and also to liabilities including warranty reserves, accrued vacation, accrued commissions and others.  Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Realization of the deferred tax assets is dependent on generating sufficient taxable income at the time temporary differences become deductible.  The Company provides a valuation allowance to the extent that deferred tax assets may not be realized.  A valuation allowance has not been recorded against the deferred tax assets since management believes it is more likely than not that the deferred tax assets are recoverable.  The Company considers future taxable income and potential tax planning strategies in assessing the need for a potential valuation allowance.  In future years. the Company will need to generate approximately $2,025,000 of taxable income in order to realize our deferred tax assets recorded as of May 31, 2008 of $691,100.  The amount of the deferred tax assets considered realizable however, could be reduced in the near term if estimates of future taxable income are reduced.  If actual results differ from estimated results or if the Company adjusts these assumptions, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate.  Historically, actual results have not varied materially from the Company's estimates.

The Company and its subsidiary file separate Federal and State income tax returns.  As of May 31, 2008, the Company had State investment tax credit carryforwards of approximately $165,000 expiring through May 2014.

21. Business Combination, page 40

Comment

  We note from your responses to your 1st and 4th bullets in comment 9 in our letter dated February 17, 2009, that the difference between the acquisition costs and the value of the assets and liabilities acquired from the acquisition of the remaining 77% equity of Developments is $288,273.  We further note that in addition to acquiring $875,959 in cash you also acquired the remaining 42% equity interest of Tayco Reality.  We note from your presentation of net assets acquired, the 42% equity interest of Tayco Realty acquired has been assigned a value of $412,652, which represents the value of Tayco Realty's minority interest recognized on your balance sheet prior to the acquisition.  Paragraph 44 of SFAS 141 states, "In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity (excess over cost or excess). That excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets." Based on the guidance, it is unclear why you did not apply the $288,273 remaining excess of net assets acquired over costs to the 42% equity interest in Tayco Realty that you acquired in your acquisition of Developments.  In this regard, we note that Tayco Realty has fixed assets that could be written down up to the 42% acquired from Developments.  Please advise.

Response

The $412,652 value assigned to the 42% equity interest of Tayco Realty is correct.  It is net of the adjustment to reduce the value by an amount equal to 42% of the value of fixed assets of Tayco Realty, following the guidance of paragraph 44 of SFAS 141.

	Minority 42%	Tayco Realty
	Acquired
Shareholders' equity, prior to adjustment	$550,889	$1,311,633
Adjustment to reduce the value of fixed assets acquired by 42% (Fixed asset value: $329,136 x 42%)	(138,237)	(138,237)
Shareholders' equity, after adjustment	$412,652	$1,173,396

Comment

  We note that your response to the first bullet in comment 9 in our letter dated February 17, 2009.  Specifically, we note that you concluded that the gain you recognized during the fourth quarter of fiscal year 2008 for your acquisition of the remaining 77% equity in Developments should have been $288,273 rather than $406,157.  Please provide us with your detailed assessment of the materially of this error in accordance with the guidance in SAB Topics 1:M and 1:N.  Please note that if you determine the entire extraordinary gain was recognized in error based on the comment above, please ensure your materiality assessment is based on the full amount of the error.

  Response

The corrected extraordinary gain of $288,273 is $117,884 less than the $406,157 extraordinary gain originally reported.  We have determined that this misstatement is not material for the following reasons:

  In the light of the surrounding circumstances, the magnitude of the misstatement is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of the misstatement.  With regards to magnitude, we considered that the amount of the misstatement is:
  7.7% of net income;
  0.6% of revenue;
  0.7% of total assets
  0.9% of stockholders' equity (and there would be no change in total stockholder equity)
  The misstatement does not mask a change in earnings or other trends.
  The misstatement is to an extraordinary item that, by its definition, is segregated from the ordinary operations of the Company and, therefore, will not play a significant role in the Company's operations or profitability.
  The misstatement does not affect the Company's compliance with loan covenants or other contractual requirements.
  If the misstatement had been known, management would not expect a significant positive or negative market reaction to result.
  The misstatement was not intentional.
  Correction of the misstatement in the current year does not affect the current year earnings.  It would only affect the shareholders' equity section of the balance sheet by way of a reclassification entry between paid-in capital, retained earnings and treasury stock.
  Based on the above statements addressing factors other than the magnitude of the misstatement, it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of the misstatement.

Comment

  We note the disclosures you intend to include in future filings for your acquisition of the 77% equity interest in Developments included in your response to the fourth bullet in comment 9 in our letter dated February 17, 2009.  We further note your response to the sixth bullet in comment 9 in our letter dated February 17, 2009.  It remains unclear how your draft disclosure adequately addresses the concern we raised in our sixth bullet to your comment.  Please clearly explain to us why you have disclosed that you issued 290,361 shares of your common stock to effect this transaction.   In this regard, it would appear that you should have issued 759,611 shares of your common stock to holders of Developments' common stock and received 697,567 shares of your common stock held by Development for a net issuance of 62,044 shares of common stock based on your disclosures for the fiscal year 2008 Form 10-KSB, your Form S-4 for the transaction of your response letter filed on EDGAR on March 13, 2009.  If this assessment is correct, please disclose as such in future filings.  Refer to paragraph 51.d. of SFAS 141 for guidance.  Otherwise, please provide us with a detailed explanation as to why our assumption regarding the shares issued and received in this transaction is incorrect.

Response

We will provide the following disclosure that should make the transaction more clear to the reader:  (For your convenience, black-lined text highlights changes from response dated March 13, 2009.)

21.  Business Combination:

Effective April 1, 2008, the Company acquired the 77% of the outstanding common shares of Developments that it did not already own.  Following the merger of the companies, Taylor Devices, Inc. was the surviving company.  The results of Developments' operations have been included in the consolidated financial statements since that date.

The merger will allow the complementary operations of both companies, including Developments' patents and other intellectual property and the product development and manufacturing process of Taylor Devices' products to be fully integrated.  The merger is expected to result in significant synergies and reduced administrative expenses, especially expenses associated with maintaining each as a separate company.

In the merger, each outstanding share of Developments' common stock has been converted into the right to receive one share of Taylor Devices, Inc. common stock.  The aggregate purchase price of $5,058,191 was calculated by multiplying the total number of Developments' outstanding shares of common stock (987,928) by the average closing bid and ask prices for shares of the Company's common stock on March 31, 2008 ($5.12).  The Company issued 290,361 common shares as a result of the business combination.  Of these, 228,317 shares are held by the Company in its treasury leaving a net new shares outstanding of 62,044.  The 228,317 shares held in treasury were issued to replace the same number of shares of Developments that were owned by the Company at the time of the merger.

We have accounted for the merger using the purchase method in accordance with SFAS No. 141 "Business Combinations".  As such, we analyzed the value of tangible and intangible assets acquired and liabilities assumed and we determined the excess of value of net assets acquired over cost.   Because the value of the acquired assets and liabilities assumed exceeded the acquisition price, the valuation of the long-lived assets acquired was reduced to zero in accordance with SFAS No. 141.  Accordingly, no basis was assigned to property, plant and equipment, patents or any other non-current assets, and the remaining excess was recorded as an extraordinary gain, net of deferred income taxes.

The following table summarizes the cost of the merger and the net assets acquired and liabilities assumed at the date of acquisition.

Acquisition costs:
Shares of the Company's common stock
issued to Developments' shareholders	$5,058,191

Cancellation of shares of the Company's
common stock owned by Developments
prior to the merger	(3,571,543)

Conversion to treasury shares of the
Company's common stock issued to the
Company for each share of Developments'
common stock owned by the Company
prior to the merger	(1,168,983)

Elimination of the Company's 23% equity
investment in Developments prior to merger	457,492

Elimination of intercompany payable from
the Company to Developments	(25,264)

Direct costs of the acquisition	185,185

Total acquisition costs	935,078

Net assets acquired and liabilities assumed:
Cash	875,959
Equity interest in Tayco Realty, Inc.	412,652
Prepaid expenses	5,064
Accrued expenses	(9,640)
Deferred taxes	57,200

Total net assets acquired	1,341,235

Extraordinary gain on the merger -- excess of
net assets acquired over cost	$ 406,157

The following pro forma information is based on the assumption that the merger took place as of the beginning of each of the following fiscal years and reflects the extraordinary gain of $406,157, as computed above.

	2008	2007
Net sales	$18,593,831	$16,501,400
Income before extraordinary gain	$ 1,163,910	$ 673,258
Net income	$ 1,570,067	$ 1,079,415

Earnings per share:
Income before extraordinary gain	$ 0.37	$ 0.21
Net income	$ 0.49	$ 0.34

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Results of Operations, page 7

Comment

  We note your response to comment 12 in our letter dated February 17, 2009.  In your third quarter of fiscal year 2009 Form 10-Q, please provide investors with a detailed explanation for the reasons you recognized a $180,000 increase in your allowance for doubtful accounts during the second quarter of fiscal year 2009.  Please also disclose that this amount was reversed during the third quarter of fiscal year 2009 along with an explanation as to the impact to your third quarter of fiscal year 2009 operating income.  Please provide us with the disclosures you intend to include in your next Form 10-Q.

Response

In our Form 10-Q for the period ended February 28, 2009, we will include the following disclosure:

Accounts receivable of $1,249,000 as of February 28, 2009 includes approximately $137,000 of amounts retained by customers on long-term construction projects ("Project(s)").  It also includes $42,000 of an allowance for doubtful accounts ("Allowance").   The accounts receivable balance as of May 31, 2008 of $2,109,000 included an Allowance of $72,000.  The Allowance increased by $180,000 from May 31, 2008 to November 30, 2008 due to increasing uncertainty regarding the collectibility of amounts past due from a foreign customer.  Subsequent to November 30, 2008, the Company has received full payment for these past due amounts from this customer and, as a consequence, has reduced the amount of the Allowance by $210,000 to reflect management's assessment of the current risk of uncollectible accounts receivable.  The Company expects to collect the net accounts receivable balance of $1,249,000, including the retainage, during the next twelve months.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact the undersigned at (716) 694-1124.

Sincerely,
TAYLOR DEVICES, INC.

/s/Mark V. McDonough
Mark V. McDonough
Chief Financial Officer

cc:           Tracey Houser, Staff Accountant
                Douglas P. Taylor, President & CEO
                Michael J. Grimaldi, CPA
                Sandra S. O'Loughlin, Esq.
                Christopher J. Bonner, Esq.